SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the date of December 11, 2008

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On December 11, 2008 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s condensed consolidated unaudited financial results for the three and nine months ended September 30, 2008. A copy of the registrant’s quarterly report for the three and nine months ended September 30, 2008 is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Quarterly Report for the three and nine months ended September 30, 2008 for Global Crossing (UK) Telecommunications Limited.

Exhibit 99.1

GLOBAL CROSSING (UK)

TELECOMMUNICATIONS LIMITED

QUARTERLY REPORT FOR THE

THREE AND NINE MONTHS

ENDED SEPTEMBER 30, 2008

Global Crossing (UK) Telecommunications Limited

Item 1.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Income Statements (unaudited)

(in thousands)

	Note	Three Months Ended September 30,		Nine Months Ended September 30,
		2007	2008	2007	2008
Revenue	3	£72,624	£82,110	£220,557	£241,185
Cost of sales		(43,062)	(50,832)	(132,508)	(149,052)

Gross profit		29,562	31,278	88,049	92,133

Distribution costs		(3,885)	(4,905)	(11,478)	(13,638)
Administrative expenses		(17,473)	(17,759)	(54,499)	(52,343)

		(21,358)	(22,664)	(65,977)	(65,981)

Operating profit		8,204	8,614	22,072	26,152
Finance revenue		831	3,743	2,919	5,823
Finance charges		(7,683)	(18,902)	(23,245)	(36,276)

Profit/(loss) before tax		1,352	(6,545)	1,746	(4,301)
Tax charge	4	(746)	(97)	(1,651)	(290)

Profit/(loss) for the period		£606	£(6,642)	£95	£(4,591)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Statements of Changes in Equity (unaudited)

(in thousands)

	Share Capital	Capital Reserve	Hedging Reserve	Accumulated Deficit	Total
At December 31, 2006	£101	£25,368	£(2,616)	£(219,125)	£(196,272)
Loss on cash flow hedge taken to equity	—	—	(428)	—	(428)
Transfers to consolidated income statement on cash flow hedge	—	—	324	—	324
Profit for the period	—	—	—	95	95
Share-based payment	—	2,438	—	—	2,438

At September 30, 2007	£101	£27,806	£(2,720)	£(219,030)	£(193,843)

At December 31, 2007	£101	£27,648	£(2,035)	£(220,666)	£(194,952)
Gain on cash flow hedge taken to equity	—	—	2,396	—	2,396
Transfers to consolidated income statement on cash flow hedge	—	—	165	—	165
Loss for the period	—	—	—	(4,591)	(4,591)
Share-based payment	—	3,791	—	—	3,791

At September 30, 2008	£101	£31,439	£526	£(225,257)	£(193,191)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Balance Sheets

(in thousands, except share information)

	December 31, 2007	September 30, 2008
		(unaudited)
Non current assets
Intangible assets, net	£13,351	£12,487
Property, plant and equipment, net	185,719	176,209
Investment in associate	200	200
Retirement benefit asset	961	961
Derivative financial instrument	—	60
Trade and other receivables, net (including amounts receivable from related parties of £25,277 and £27,876, respectively)	28,511	30,405

	228,742	220,322

Current assets
Trade and other receivables, net (including amounts receivable from related parties of £2,659 and £2,788, respectively)	66,237	67,089
Derivative financial instrument	—	240
Cash and cash equivalents	23,954	33,732

	90,191	101,061

Total assets	£318,933	£321,383

Current liabilities
Trade and other payables (including amounts payable to related parties of £7,832 and £3,901, respectively)	£(65,619)	£(78,077)
Senior secured notes	(1,158)	(9,717)
Deferred revenue	(47,126)	(42,722)
Provisions	(2,137)	(1,882)
Obligations under finance leases	(11,945)	(9,560)
Other debt obligations	(463)	(648)
Derivative financial instrument	(1,048)	—

	(129,496)	(142,606)

Non current liabilities
Trade and other payables	(650)	(414)
Senior secured notes	(247,788)	(249,180)
Deferred revenue	(106,961)	(102,176)
Retirement benefit obligation	(3,110)	(2,860)
Provisions	(4,160)	(3,489)
Obligations under finance leases	(20,242)	(13,449)
Other debt obligations	(430)	(400)
Derivative financial instrument	(1,048)	—

	(384,389)	(371,968)

Total liabilities	(513,885)	(514,574)

Net liabilities	£(194,952)	£(193,191)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	27,648	31,439
Hedging reserve	(2,035)	526
Accumulated deficit	(220,666)	(225,257)

Total equity	£(194,952)	£(193,191)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Cash Flow Statements (unaudited)

(in thousands)

	Nine Months Ended September 30,
	2007	2008
Operating activities:
Profit/(loss) for the period	£95	£(4,591)
Adjustments for:
Finance costs, net	20,326	30,453
Income tax charge	1,651	290
Depreciation of property, plant and equipment	25,653	26,520
Amortization of intangible assets	2,173	1,655
Share based payment expense	2,438	3,791
Loss/(gain) on disposal of property, plant and equipment	273	(11)
Equity income from associate	(37)	—
Change in provisions	(1,726)	(1,122)
Change in operating working capital	(17,987)	(4,011)
Change in other assets and liabilities	(957)	(4,508)

Cash generated from operations	31,902	48,466
Interest paid	(17,768)	(17,164)

Net cash provided by operating activities	£14,134	£31,302

Investing activities:
Interest received	£2,642	£3,246
Purchase of property, plant and equipment and intangible assets	(24,253)	(16,432)
Proceeds from disposal of property, plant and equipment	—	12

Net cash used in investing activities	£(21,611)	£(13,174)

Financing activities:
Loans provided to group companies	£(2,500)	£—
Loans repaid by group companies	6,100	—
Repayment of Senior Secured notes	—	(1,158)
Repayment of capital elements under finance leases	(6,597)	(7,339)
Proceeds from other debt obligations	774	474
Repayment of capital element of other debt obligations	(172)	(327)

Net cash used in financing activities	£(2,395)	£(8,350)

Net (decrease)/increase in cash and cash equivalents	£(9,872)	£9,778
Cash and cash equivalents at the beginning of period	40,309	23,954

Cash and cash equivalents at the end of period	£30,437	£33,732

Non cash financing activities:
Capital lease and debt obligations incurred	£7,263	£1,079

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)

1. Description of Business

Global Crossing (UK) Telecommunications Limited (“GCUK” or the “Company”), a company registered in England and Wales, is one of the leading providers in the United Kingdom (“UK”) of managed network communications services. The Company provides a wide range of telecommunications services, including data, Internet Protocol (“IP”) and voice services to government and other public sector organizations, major corporations and other communications companies. The Company markets these services through two channels, enterprise services and carrier services.

GCUK is an indirect, wholly owned subsidiary of, and part of a group of companies (“Group Companies” or the “GC Group”) owned by Global Crossing Limited (“GCL”), a company organized under the laws of Bermuda. GCUK’s immediate parent company is Global Crossing (Bidco) Limited (“Bidco”), a company incorporated under the laws of England and Wales, which is an indirect, wholly owned subsidiary of GCL.

On December 23, 2004, Global Crossing (UK) Finance plc (“GC Finance”), a financing subsidiary of GCUK, issued $200.0 million aggregate principal amount of dollar-denominated 10.75 percent senior secured notes due 2014 and £105.0 million aggregate principal amount of sterling-denominated 11.75 percent senior secured notes due 2014 under an indenture dated December 23, 2004, between GC Finance, the Company and others and the Bank of New York as Trustee (the “Indenture”). On December 28, 2006, GC Finance issued a further £52.0 million of 11.75 percent Senior Secured Notes due 2014 under the Indenture (collectively, with the senior secured notes issued on December 23, 2004, the “Senior Secured Notes” or “Notes”), the proceeds from which were used to finance the acquisition of the UK operations (“Fibernet”) of Fibernet Group Limited and its subsidiaries (“Fibernet Group”) from GC Acquisitions Limited (“GC Acquisitions”), an affiliated acquisition vehicle that acquired Fibernet pursuant to an offer that was declared wholly unconditional on October 11, 2006.

2. Accounting Policies

Basis of preparation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union (“EU”). IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB; however, such differences have no impact on the Company’s condensed consolidated financial statements for the periods presented. These condensed consolidated financial statements have been prepared on the basis of the accounting policies as set forth in the audited consolidated financial statements included within the Company’s 2007 annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”). These condensed consolidated financial statements are as of and for the three and nine month period ended September 30, 2008 and have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) and, therefore, as permitted by IAS 34, certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included within the Company’s 2007 annual report on Form 20-F. These condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to fairly present the financial results for these interim periods. The results of operations for any interim period are not necessarily indicative of results to be expected for the full year.

The Company has adopted the following IFRS’s, International Accounting Standards (“IAS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations during the period.

IFRIC 12	Service Concession Arrangements

IFRIC 14	Interpretation on IAS 19—Defined Benefit Assets and Minimum Funding Requirement

IAS 39 (Amendment)	Financial Instruments: Recognition & measurement

IFRS 7 (Amendment)	Financial Instruments: Disclosures

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

2. Accounting Policies (continued)

The principal effects of these changes are as follows:

IFRIC 12	Service Concession Arrangements

IFRIC 12 provides a distinction between those service concession arrangements involving a financial asset and those involving an intangible asset, setting out the accounting treatment required to be adopted in both instances. Adoption of IFRIC 12 has not impacted the results of the Company or its operations.

IFRIC 14	Interpretation on IAS 19—Defined Benefit Assets and Minimum Funding Requirement

IFRIC 14 addresses the interaction between a minimum funding requirement and the limit placed by IAS 19 “Employee Benefits” on the measurement of the defined benefit asset or liability. Adoption of IFRIC 14 has not impacted the results of the Company or its operations.

IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement

IFRS 7 (Amendment)	Financial Instruments: Disclosures

Issued on October 13, 2008, and updated on November 27, 2008, these amendments (both IAS 39 and IFRS 7) permit the reclassification of certain financial instruments, already permitted under United States generally accepted accounting principles, in rare circumstances. Adoption of these amendments has not impacted the results of the Company or its operations.

Recently issued accounting pronouncements

During the nine months ended September 30, 2008, and subsequent to that date, the IASB issued the following standards with an effective date after the date of these financial statements:

IAS/IFRS		Effective date

IAS 23	Borrowing Costs	January 1, 2009

Issued in March 2007, IAS 23 requires capitalization of borrowing costs if they are directly attributable to the acquisition, construction or production of a qualifying asset. The option to immediately recognize such costs, as a charge to the income statement, has been discontinued. Adoption of IAS 23 is not expected to materially affect the results of the Company or its operations.

IAS 1 (Amendment)	Presentation of Financial Statements	January 1, 2009

IAS 32 (Amendment)	Financial Instruments: Presentation	January 1, 2009

Issued in February 2008, these amendments to IAS 1 and IAS 32 are relevant to entities that have issued financial instruments that are (i) puttable financial instruments; or (ii) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro-rata share of net assets of the entity only on liquidation. Under IAS 32, subject to certain criteria being met, such instruments will be classified as equity whereas, prior to these amendments, such instruments would have been classified as financial liabilities. Adoption of these amendments is not expected to materially affect the results of the Company or its operations.

IFRS 2 (Amendment)	Share-based Payment	January 1, 2009

This amendment to IFRS 2, issued in January 2008, clarifies the definition of vesting conditions and the accounting treatment of cancellations by the counterparty to a share-based arrangement. Adoption of this amendment to IFRS 2 is not expected to materially affect the results of the Company or its operations.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

2. Accounting Policies (continued)

IFRS 3 (Revised)	Business Combinations	July 1, 2009

IAS 27 (Amendment)	Consolidated and Separate Financial Statements	July 1, 2009

Issued on January 10, 2008, these revised and amended standards (both IFRS 3 and IAS 27) apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual financial reporting period beginning on or after July 1, 2009. Adoption of these standards is not expected to materially affect the results of the Company or its operations.

IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement	July 1, 2009

Issued on July 31, 2008, this amendment to IAS 39 clarifies how the existing principles underlying hedge accounting should be applied in certain situations. Adoption of this amendment is not expected to materially affect the results of the Company or its operations.

Improvements to International Financial Reporting Standards 2008	January 1, 2009

On May 22, 2008, the IASB issued its first standard to be published under the IASB’s annual improvement process which is intended to deal with non-urgent, minor amendments to standards. The standard includes 35 amendments, split into those that result in changes to presentation, recognition or measurement and those that are terminology or editorial changes only which the IASB expects to have no or minimal effect on accounting. Adoption of this standard is not expected to materially affect the results of the Company, its operations and any associated disclosure.

IFRIC 17	Distributions of Non-cash Assets to Owners	July 1, 2009

Issued on November 27, 2008, this interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to shareholders. Adoption of this interpretation is not expected to affect the results of the Company or its operations.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenue, expenses and cash flows during the reporting period. Actual results could differ from those estimates. The estimates are based on historical factors, current circumstances and the experience and judgment of the Company’s management. The Company evaluates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in the evaluation.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

3. Revenue

Substantially all revenue arises from sales to customers in the UK. Revenues for the three and nine months ended September 30, 2007 and 2008 consist of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2008	2007	2008
	(in thousands)		(in thousands)
Provision of telecommunication services	£71,182	£80,578	£216,525	£236,694
Long term indefeasible rights to use (“IRU”) agreements	1,442	1,532	4,032	4,491

Revenue from customers	72,624	82,110	220,557	241,185
Finance revenue	831	3,743	2,919	5,823

Total revenue	£73,455	£85,853	£223,476	£247,008

The Company operates as one reportable business segment with revenue derived from two types of third party customers, enterprise and carrier customers primarily located within the UK, and from Group Companies. Enterprise customers include public sector clients, participants in the rail industry and other commercial organizations. Carrier customers are mobile and fixed line operators with capacity requirements in the UK. The Company services these customers with assets and personnel located predominantly in the UK.

The following represents a summary of revenue by type of customer:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2008	2007	2008
	(in thousands)		(in thousands)
Enterprise	£60,173	£65,699	£184,028	£193,547
Carrier data	11,054	14,961	32,247	43,001

	71,227	80,660	216,275	236,548
Carrier voice	1,272	1,325	3,907	4,262

Revenue from third party customers	72,499	81,985	220,182	240,810
Revenue from other Group Companies	125	125	375	375

Revenue from customers	£72,624	£82,110	£220,557	£241,185

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

4. Taxation

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2008	2007	2008
	(in thousands)		(in thousands)
Current income tax:
Current income tax charge	£(252)	£(97)	£(787)	£(290)
Deferred income tax:
Relating to origination and reversal of temporary differences	(494)	—	(514)	—
Effect of decreased rate	—	—	(350)	—

Income tax charge	£(746)	£(97)	£(1,651)	£(290)

The current tax charges of £0.1 million and £0.3 million for the three and nine months ended September 30, 2008, respectively, relate to an amount payable to other group companies for the surrender of tax relief to offset against the Company’s taxable income in the period (see Note 6).

5. Restructuring

The table below details the movements in the restructuring reserve for the nine months ended September 30, 2008.

Facility closings
Balance at December 31, 2007	£5,392
Arising during the period	605
Adjustment from unwinding of discount	116
Utilized in the period	(1,669)

Balance at September 30, 2008	£4,444

As a result of the slowdown then taking place in the telecommunications industry, the Board of Directors of GCL approved a restructuring plan in 2001 which resulted in the elimination of positions across the Company’s business functions and job classes and the consolidation of offices and other real estate facilities. The remaining facilities closing payments are expected to be made over the life of the associated lease agreements which terminate between the years 2010 and 2021.

Restructuring charges are included in administrative expenses in the condensed consolidated income statement.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

5. Restructuring (continued)

The discounted facilities closings provision is composed of continuing building lease obligations and broker commissions for the restructured sites (an aggregate of £31.7 million as of September 30, 2008), offset by the discounted anticipated receipts from existing and future third-party subleases. As of September 30, 2008, anticipated third-party sublease receipts were £27.3 million, representing £20.9 million from subleases already entered into and £6.4 million for subleases projected to be entered into in the future. The Company continues to review the anticipated costs and third-party sublease payments on a quarterly basis and records adjustments for changes in these estimates in the period such changes become known.

6. Related parties

Transactions with Group Companies

On April 12, 2006, the Company entered into an intercompany credit agreement (the “credit agreement”) with Global Crossing Europe Limited (“GCE”). As of December 31, 2007 and September 30, 2008, there were loans of US$50.4 million (equivalent to £25.3 million as at December 31, 2007 and £27.9 million as at September 30, 2008) due from GCE under this credit agreement. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the Company’s operating cash flow, as permitted by and defined in the Indenture; and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, as defined under the Indenture, and have an effective interest rate of 13.5%. These loans mature five business days prior to the maturity of the principal outstanding on the Senior Secured Notes. In the three months ended September 30, 2007 and 2008, total finance revenue of £0.5 million and £0.9 million, respectively, and in the nine months ended September 30, 2007 and 2008 £1.8 million and £2.6 million, respectively, has been recognized in the condensed consolidated income statements in respect of these loans.

There were no loan balances due to other companies in the GC Group as at December 31, 2007 or September 30, 2008.

The Company entered into a formal tax agreement with GCL, which was effective October 1, 2004, that established the basis of conduct for certain tax matters in the UK, including the surrender of tax losses and the reallocation of income or gains where permitted by UK tax law, between the Company and other Group Companies subject to tax in the UK. The claimant company will pay the surrendering company an amount equal to the amount surrendered multiplied by the average corporate tax rate for the period in which relief is claimed. During the three months ended September 30, 2007 and 2008, £0.3 million and £0.1 million, respectively, of the group’s tax losses available for surrender were utilized by GCUK. During the nine months ended September 30, 2007 and 2008, £0.8 million and £0.3 million, respectively, of the GC Group’s tax losses available for surrender were utilized by GCUK.

There have been no material changes in the nature of the related party transactions with other companies in the GC Group during the three and nine months ended September 30, 2008. The nature of these transactions are described in the audited consolidated financial statements and related notes included within the Company’s 2007 annual report on Form 20-F.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

6. Related parties (continued)

The following presents a summary of the total (income for)/cost of related party services included in revenue (¹), cost of sales (²) and administrative expenses (³) in the condensed consolidated income statements for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2008	2007	2008
	(in thousands)		(in thousands)
Recognition of deferred revenue (¹ )	£(125)	£(125)	£(375)	£(375)
Voice termination services (²)	(115)	48	(467)	61
Leased asset income (²)	(683)	(656)	(2,004)	(1,873)
Corporate services (³)	1,909	1,727	7,241	4,608
Shared resources (³)	66	96	449	308
Other transactions (³)	89	166	302	433

	£1,141	£1,256	£5,146	£3,162

As at December 31, 2007 and September 30, 2008, the related party receivables balances, excluding loans, were £2.7 million and £2.8 million, respectively, and related party payables balances were £7.8 million and £3.9 million, respectively.

7. Contingencies

Litigation

From time to time, the Company has been a party to various legal proceedings arising in the ordinary course of business. In the opinion of the Company’s Board of Directors there are currently no proceedings in respect of which there exists a reasonable possibility of adverse outcome that would have a material effect on the Company’s condensed consolidated income statements, condensed consolidated balance sheets or condensed consolidated cash flow statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

8. Guarantee arrangement

There is a fixed and floating charge under the terms of the Indenture over the Company’s assets. Specifically, there is a fixed and floating charge over all property, plant and equipment, intangible assets, and investment in associate except for, among other things, the following:

•	all property, plant and equipment held under finance leases, which totaled £18.8 million and £17.6 million as at December 31, 2007 and September 30, 2008, respectively;

•

property, plant and equipment used exclusively to provide service under (i) contracts in which the counterparty is a UK governmental customer; and (ii) contracts in which the counterparty is a contractor or subcontractor to a UK governmental entity; and

•	property, plant and equipment used exclusively in connection with the Camelot contract.

Assets used exclusively in the provision of services as noted above are not segregated within the network, and are only identified in the event of default.

54.2% and 53.4% of total revenues for the three months ended September 30, 2007 and 2008, respectively, and 50.3% and 53.6% of total revenues for the nine months ended September 30, 2007 and 2008, respectively, were derived from government departments and our contract with Camelot. However these portions of total revenues are not necessarily indicative of the portions of total property plant and equipment used exclusively to provide such services to UK governmental customers and Camelot.

9. Condensed Consolidating Financial Information

This supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

Each of GCUK and Fibernet has guaranteed the Notes as a senior obligation ranking in equal right of payment with all of its existing and future debt.

The following condensed consolidating financial information of the Company is presented as at December 31, 2007 and September 30, 2008, and for the three and nine months ended, September 30, 2007 and 2008 and has separate columns for each of GC Finance (as subsidiary Issuer), GCUK (as parent guarantor) and Fibernet (as subsidiary guarantor).

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

9. Condensed Consolidating Financial Information (continued)

	December 31, 2007
Balance sheet	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Non current assets
Intangible assets, net	£2,184	£11,167	£—	£—	£13,351
Property, plant and equipment, net	136,742	48,977	—	—	185,719
Investment in subsidiary and associated undertakings	52,150	—	—	(51,950)	200
Trade and other receivables	26,771	12,453	260,522	(271,235)	28,511
Retirement benefit asset	961	—	—	—	961

	218,808	72,597	260,522	(323,185)	228,742

Current assets
Cash and cash equivalents	13,899	8,013	2,042	—	23,954
Other current assets	51,162	15,658	2,066	(2,649)	66,237

	65,061	23,671	4,108	(2,649)	90,191

Total assets	£283,869	£96,268	£264,630	£(325,834)	£318,933

Current liabilities
Trade and other payables	(330,120)	(7,322)	(2,062)	273,885	(65,619)
Deferred revenue	(33,971)	(13,155)	—	—	(47,126)
Short term debt obligations	(9,870)	(2,538)	(1,158)	—	(13,566)
Other current liabilities	(1,511)	(626)	(1,048)	—	(3,185)

	(375,472)	(23,641)	(4,268)	273,885	(129,496)

Non current liabilities
Deferred revenue	(100,390)	(6,571)	—	—	(106,961)
Long term debt obligations	(11,470)	(1,659)	(255,331)	—	(268,460)
Other non current liabilities	(7,403)	(517)	(1,048)	—	(8,968)

	(119,263)	(8,747)	(256,379)	—	(384,389)

Total liabilities	£(494,735)	£(32,388)	£(260,647)	£273,885	£(513,885)

Net (liabilities)/assets	£(210,866)	£63,880	£3,983	£(51,949)	£(194,952)

Total equity	£(210,866)	£63,880	£3,983	£(51,949)	£(194,952)

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

9. Condensed Consolidating Financial Information (continued)

	September 30, 2008
Balance sheet	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Non current assets
Intangible assets, net	£2,622	£9,865	£—	£—	£12,487
Property, plant and equipment, net	132,785	43,424	—	—	176,209
Investment in subsidiary and associated undertakings	52,221	—	—	(52,021)	200
Trade and other receivables	29,084	26,394	260,777	(285,850)	30,405
Derivative financial instrument	—	—	60	—	60
Retirement benefit asset	961	—	—	—	961

	217,673	79,683	260,837	(337,871)	220,322

Current assets
Cash and cash equivalents	16,680	15,898	1,154	—	33,732
Derivative financial instrument	—	—	240	—	240
Other current assets	66,616	22,914	9,913	(32,354)	67,089

	83,296	38,812	11,307	(32,354)	101,061

Total assets	£300,969	£118,495	£272,144	£(370,225)	£321,383

Current liabilities
Trade and other payables	(357,506)	(29,294)	(9,481)	318,204	(78,077)
Deferred revenue	(29,969)	(12,753)	—	—	(42,722)
Short term debt obligations	(8,407)	(1,801)	(9,717)	—	(19,925)
Other current liabilities	(1,882)	—	—	—	(1,882)

	(397,764)	(43,848)	(19,198)	318,204	(142,606)

Non current liabilities
Deferred revenue	(97,616)	(4,560)	—	—	(102,176)
Long term debt obligations	(6,675)	(419)	(255,935)	—	(263,029)
Other non current liabilities	(6,763)	—	—	—	(6,763)

	(111,054)	(4,979)	(255,935)	—	(371,968)

Total liabilities	£(508,818)	£(48,827)	£(275,133)	£318,204	£(514,574)

Net (liabilities)/assets	£(207,849)	£69,668	£(2,989)	£(52,021)	£(193,191)

Total equity	£(207,849)	£69,668	£(2,989)	£(52,021)	£(193,191)

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

9. Condensed Consolidating Financial Information (continued)

	Three months ended September 30, 2007
Income statement	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Revenue	£60,709	£13,562	£—	£(1,647)	£72,624
Cost of sales	(36,480)	(8,229)	—	1,647	(43,062)

Gross profit	24,229	5,333	—	—	29,562
Distribution and administrative expenses	(16,744)	(4,617)	3	—	(21,358)

Operating profit	7,485	716	3	—	8,204
Finance charges, net	(8,289)	51	1,386	—	(6,852)

(Loss)/profit before tax	(804)	767	1,389	—	1,352
Tax charge	(746)	—	—	—	(746)

(Loss)/profit for the period	£(1,550)	£767	£1,389	£—	£606

	Three months ended September 30, 2008
Income statement	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Revenue	£67,444	£16,330	£—	£(1,664)	£82,110
Cost of sales	(43,993)	(8,503)	—	1,664	(50,832)

Gross profit	23,451	7,827	—	—	31,278
Distribution and administrative expenses	(17,779)	(4,927)	42	—	(22,664)

Operating profit	5,672	2,900	42	—	8,614
Finance charges, net	(5,063)	59	(10,155)	—	(15,159)

Profit/(loss) before tax	609	2,959	(10,113)	—	(6,545)
Tax charge	(97)	—	—	—	(97)

Profit/(loss) for the period	£512	£2,959	£(10,113)	£—	£(6,642)

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

9. Condensed Consolidating Financial Information (continued)

	Nine months ended September 30, 2007
Income statement	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Revenue	£183,946	£41,449	£—	£(4,838)	£220,557
Cost of sales	(111,541)	(25,805)	—	4,838	(132,508)

Gross profit	72,405	15,644	—	—	88,049
Distribution and administrative expenses	(50,828)	(15,137)	(12)	—	(65,977)

Operating profit/(loss)	21,577	507	(12)	—	22,072
Finance charges, net	(24,696)	246	4,124	—	(20,326)

(Loss)/ profit before tax	(3,119)	753	4,112	—	1,746
Tax charge	(1,651)	—	—	—	(1,651)

(Loss)/profit for the period	£(4,770)	£753	£4,112	£—	£95

	Nine months ended September 30, 2008
Income statement	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Revenue	£199,084	£47,027	£—	£(4,926)	£241,185
Cost of sales	(127,270)	(26,708)	—	4,926	(149,052)

Gross profit	71,814	20,319	—	—	92,133
Distribution and administrative expenses	(51,440)	(14,565)	24	—	(65,981)

Operating profit	20,374	5,754	24	—	26,152
Finance charges, net	(20,859)	(37)	(9,557)	—	(30,453)

(Loss)/ profit before tax	(485)	5,717	(9,533)	—	(4,301)
Tax charge	(290)	—	—	—	(290)

(Loss)/profit for the period	£(775)	£5,717	£(9,533)	£—	£(4,591)

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

9. Condensed Consolidating Financial Information (continued)

	Nine months ended September 30, 2007
Cash Flow Statement	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Net cash provided by/(used in) operating activities	£3,422	£13,779	£(16,402)	£13,335	£14,134
Investing activities:
Interest received	2,171	471	13,335	(13,335)	2,642
Purchase of property, plant and equipment and intangible assets	(20,935)	(3,318)	—	—	(24,253)

Net cash (used in)/provided by investing activities	(18,764)	(2,847)	13,335	(13,335)	(21,611)

Financing activities:
Loans repaid by group companies, net	10,654	(7,054)	—	—	3,600
Repayments of capital elements under finance leases	(5,456)	(1,141)	—	—	(6,597)
Proceeds from other debt obligations	774	—	—	—	774
Repayment of capital element of other debt obligations	(172)	—	—	—	(172)

Net cash provided by/(used in) financing activities	5,800	(8,195)	—	—	(2,395)

Net (decrease)/increase in cash and cash equivalents	(9,542)	2,737	(3,067)	—	(9,872)
Cash and cash equivalents at the beginning of period	28,704	8,060	3,545	—	40,309

Cash and cash equivalents at the end of period	£19,162	£10,797	£478	£—	£30,437

	Nine months ended September 30, 2008
Cash Flow Statement	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Net cash provided by/(used in) operating activities	£16,794	£14,290	£(15,258)	£15,476	£31,302
Investing activities:
Interest received	2,867	327	15,528	(15,476)	3,246
Purchase of property, plant and equipment and intangible assets	(13,391)	(3,041)	—	—	(16,432)
Proceeds from disposal of property, plant and equipment	12	—	—	—	12

Net cash (used in)/provided by investing activities	(10,512)	(2,714)	15,528	(15,476)	(13,174)

Financing activities:
Loans repaid by group companies, net	2,000	(2,000)	—	—	—
Senior secured notes, net	—	—	(1,158)	—	(1,158)
Repayments of capital elements under finance leases	(5,648)	(1,691)	—	—	(7,339)
Proceeds from other debt obligations	474	—	—	—	474
Repayment of capital element of other debt obligations	(327)	—	—	—	(327)

Net cash used in financing activities	(3,501)	(3,691)	(1,158)	—	(8,350)

Net increase/(decrease) in cash and cash equivalents	2,781	7,885	(888)	—	9,778
Cash and cash equivalents at the beginning of period	13,899	8,013	2,042	—	23,954

Cash and cash equivalents at the end of period	£16,680	£15,898	£1,154	£—	£33,732

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our results of operations and current financial position. This discussion should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report and the audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2007.

All references in this Item 2 to:

•

“we,” “us,” “our,” the “Company” and “GCUK” are to Global Crossing (UK) Telecommunications Limited and its consolidated subsidiaries, including the Issuer, except where expressly stated otherwise or the context otherwise requires;

•	“Guarantors” are to GCUK and Fibernet and their direct and indirect subsidiaries;

•	“Guarantees” are to the guarantees by the Guarantors of the Notes on a senior basis;

•	“Fibernet” are to, collectively, Fibernet Group Limited (formerly Fibernet Group plc), a company incorporated in England and Wales, and its consolidated subsidiaries at such time;

•	“GCL,” “our parent” and “our parent company” are to Global Crossing Limited, our indirect parent company, a company organized under the laws of Bermuda by which we are indirectly wholly owned;

•	“Group Companies” and “GC Group” are to the group of companies owned directly or indirectly by GCL, including us;

•

“GC Finance” and “the Issuer” are to Global Crossing (UK) Finance Plc, a company organized under the laws of England and Wales, our direct wholly owned finance subsidiary that is the issuer of the Notes guaranteed by the Guarantors and which has no trading activity, except where expressly stated otherwise or the context otherwise requires;

•	“GCE” are to Global Crossing Europe Limited, an affiliated company wholly owned by GCL;

•	“2007 annual report” and “annual report” are to the annual report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on April 29, 2008;

•

“Initial Notes” are to the 10.75% US dollar denominated senior secured notes and the 11.75% pounds- sterling denominated senior secured notes issued by the Issuer on December 23, 2004 and to the exchange notes issued by the Issuer pursuant to a registered exchange offer in respect of such notes;

•

“Additional Notes” are to the 11.75% pounds sterling-denominated senior secured notes issued by the Issuer on December 28, 2006 and to the exchange notes issued by the Issuer pursuant to a registered exchange offer in respect of such notes;

•	“Notes” and “Senior Secured Notes” are to, collectively, the Initial Notes and the Additional Notes;

•	“Indenture” are to the indenture, dated December 23, 2004, governing the Notes;

•	“Network Rail” are to the Network Rail Infrastructure Limited, the successor to Railtrack plc, as operator of the UK National Railway infrastructure network;

•	“UK” are to the United Kingdom; and

•	“EU” are to the European Union.

Cautionary Note Regarding Forward-Looking Statements

Our disclosure and analysis in this quarterly report on Form 6-K contain certain “forward-looking statements,” as such term is defined in Section 21E of the Securities Exchange Act of 1934. These statements set forth anticipated results based on management’s plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have attempted to identify such statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will”, “could” and similar expressions in connection with any discussion of future events or future operating or financial performance or strategies or trends. Such forward-looking statements include, but are not limited to, statements regarding:

•

our services, including the development and deployment of data products and services based on Internet Protocol (“IP”) and other technologies and strategies to expand our targeted customer base and broaden our sales channels and the opening and expansion of our data center and collocation services;

•	the operation and maintenance of our network, including with respect to the development of IP-based services and data center and collocation services;

•

our liquidity and financial resources, including anticipated capital expenditures, funding of capital expenditures and anticipated levels of indebtedness and the ability to raise capital through financing activities, including capital leases and similar financings;

•

trends related to and management’s expectations regarding capital expenditures, results of operations, required capital expenditures, revenues from existing and new lines of business and sales channels, adjusted earnings before interest, tax and depreciation, order volumes and cash flows including but not limited to those statements set forth below in this Item 2; and

•	sales efforts, expenses, interest rates, foreign exchange rates, and the outcome of contingencies, such as legal proceedings.

We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our annual reports on Form 20-F and quarterly reports on Form 6-K. Also note that we provide the following cautionary discussion of risks and uncertainties related to our businesses. These are factors that we believe, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by Section 21E of the Securities Exchange Act of 1934. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

Our forward-looking statements are subject to a variety of factors that could cause actual results to differ significantly from current beliefs and expectations. In addition to the risk factors identified below, the operations and results of our business are subject to risks and uncertainties identified elsewhere in this quarterly report on Form 6-K as well as general risks and uncertainties such as those relating to general economic conditions and demand for telecommunications services. Such risks, uncertainties and other important factors include, among others:

Risks related to Liquidity and Financial Resources

•	We may be unable to improve operating results and/or maintain positive cash flows in the future, which could prevent us from meeting our long term liquidity requirements.

•

If positive cash flows are not maintained, we may need to arrange financing facilities in order to continue as a going concern and/or comply with certain provisions of the Indenture which requires us to offer to repurchase outstanding Notes upon occurrence of certain events under the Indenture. We may be unable to arrange financing facilities on acceptable terms or at all. The liquidity crisis that began in 2007 and continues in 2008 has adversely impacted global credit markets and our ability to obtain debt financing.

•

Our cash flow expectations are based in part on arranging capital leases and other forms of equipment financing. Our ability to arrange such financing will depend on credit market conditions, which have continued to tighten over the last year due to the ongoing crisis in global capital markets. If we are unable to arrange such financings, we may not be able to make all necessary or desirable capital and other expenditures to run and grow our business.

•

While we believe that economies of scale will allow us to grow revenues while incurring incremental costs that are proportionately lower than those applicable to our existing business, if the increased costs required to support our revenue growth turn out to be greater than anticipated, we may be unable to improve our profitability and/or cash flows even if revenue growth goals are achieved. In addition, improvements in our cost structure in the short term become more difficult as the amount of potential savings decreases due to the success of past savings initiatives.

•

Periods of economic downturns or recessions may negatively impact us or our customers, including our customers’ ability to meet their payment obligations in a timely manner or at all and may also impact our ability to obtain future funding.

•

Cost of access represents our single largest expense and gives rise to material current liabilities. During 2007, certain telecommunications carriers from which we purchase access services demanded that we pay for access services on a timelier basis, which resulted in increased demands on our liquidity. If such demands were to continue to a greater degree than anticipated, we could be prevented from meeting our cash flow projections and our long term liquidity requirements.

•

The restrictive covenants of the Indenture and future debt instruments may limit our operating flexibility. Our failure to comply with these covenants could result in defaults under the Indenture and any future debt instruments even though we may be able to meet our debt service obligations.

Risks related to our operations

•

Our revenue and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are beyond our control. It is possible that in some future quarters our results may be below analysts’ and investors’ expectations.

•	Our rights to the use of the dark fiber that make up our network may be affected by the financial health of our fiber providers.

•	We may not be able to continue to connect our network to incumbent carriers’ networks or maintain Internet peering arrangements on favorable terms.

•	It is expensive and difficult to switch new customers to our network and lack of cooperation from incumbent carriers can slow the new customer connection process.

•

The operation, administration, maintenance and repair of our systems require significant expense and are subject to risks that could lead to disruptions in our services and the failure of our systems to operate as intended for their full design lives.

•

The failure of our operations support systems to perform as we expect could impair our ability to retain customers and obtain new customers, or provision their services, or result in increased capital expenditures.

•	While capital expenditures have remained relatively stable in recent years, such levels may not be sustainable in the future, particularly as our business continues to grow.

•	Intellectual property and proprietary rights of others could prevent us from using necessary technology.

•

We are exposed to significant currency exchange rate risks and our result for the period may suffer due to currency translations. Commencing in September 2008, pounds sterling has weakened considerably against both the US dollar, in which a significant portion of Senior Secured Notes are denominated, and the Euro. This depreciation has had an adverse impact on our finance costs. If this weakening continues, it could have an adverse impact on our results going forward. In addition, the further weakening of pounds sterling against those currencies would reduce the pounds sterling equivalent of cash balances held in those currencies.

•	Many of our important government customers have the right to terminate their contracts with us if a change in control occurs or to reduce the services they purchase from us.

•	Our dependence on a number of key personnel.

•	Our revenue is concentrated in a limited number of customers.

•	The absence of firm commitments to purchase minimum levels of revenue or services in the majority of our customer contracts.

•	Our reliance on a limited number of third party suppliers.

•	Insolvency could lead to termination of certain of our contracts,

Risks related to Competition and our Industry

•	We face significant competition in the marketplace and consequent downward pressure on prices.

•

Technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices.

•	Many of our competitors have superior resources, which could place us at a cost and price disadvantage.

•	Our selection of technology could prove to be incorrect, ineffective or unacceptably costly, which would limit our ability to compete effectively.

•

UK regulations require us to maintain a number of licenses and permits. If we fail to comply with those regulatory requirements or to obtain and maintain those licenses and permits, including payment of related fees, we may not be able to conduct our business. Moreover, those regulatory requirements could change in a manner that significantly increases our costs or otherwise adversely affects our operations.

•	Slower than anticipated adoption by the industry of our next generation products.

•	Terrorist attacks or other acts of violence or war may adversely affect the financial markets and our business and operations

Other risks

•	We are exposed to significant contingent liabilities that could result in material losses that we have not reserved against.

•	Our real estate restructuring provision represents a material liability, the calculation of which involves significant estimation.

•

The influence of our parent, and actions our parent takes, or actions we are obliged to take as a result of our parent’s actions, which may conflict with our interests, together with potential conflicts of interest for certain of our directors due to ownership of, or options to purchase, our parent’s stock.

•	The sharing of corporate and operational services with our parent.

For a more detailed description of many of these risks and important additional risk factors, see Item 3D “Key Information — Risk Factors,” in our 2007 annual report.

Executive Summary

Overview

We continue to be one of the leading providers in the UK of managed network communications services. We provide our managed data, IP and voice services to a range of government and public sector organizations, participants in the rail industry, major corporations and other communications companies. We are an indirect, wholly owned subsidiary and the principal UK business of GCL.

Third Quarter 2008 Highlights

Our consolidated revenues increased by £9.5 million or 13.1% to £82.1 million in the third quarter of 2008 compared with £72.6 million in the same period of 2007. This increase was primarily due to revenues from new business and additional revenues from existing customers.

During the three months ended September 30, 2008 we posted an operating profit of £8.6 million, £13.7 million of operating cash flow and a net increase in cash and cash equivalents of £6.4 million.

In the short term, we expect to see a marginal decline in our consolidated revenues as the Camelot network transition progresses (see pages 30 and 34 for further detail). We anticipate that new orders already signed during 2008, and the strong demand that we continue to see, will mitigate that impact in the second half of 2009. In the medium term, we expect our operating results and cash flows to improve as a result of anticipated revenue growth and economies of scale associated with such growth, and from ongoing cost reduction initiatives to optimize our network and effectively lower unit costs. This revenue growth will depend on our ability to generate new revenue streams while managing attrition and erosion in existing contractual arrangements.

Regulatory

As discussed in our 2007 annual report, in November 2007, the European Commission (“EC” or the “Commission”) published its proposals for a revision to the current regulatory framework applying in the telecommunications sector. These proposals included a number of measures that would affect the Company including, but not limited to, the creation of a new pan-EU regulatory body and a new right for the EC to intervene in and ultimately overturn decisions by national regulatory authorities. The package of Commission proposals is currently being reviewed in both EU Parliament committees and working groups of the Council of the EU which have been established for this purpose. The first reading of all the proposals was heard at a European Council meeting in September 2008. The EC issued revised proposals in November 2008 with a second reading to be held before the end of 2008. Formal adoption of new regulations is expected to take place during 2009, following either a second reading or a conciliation process. While the Company is unable to fully assess the impact of these proposed revisions to the regulatory framework on its results or operations until the proposals are adopted, the primary economic objectives of the policy initiatives are aimed at strengthening competition and increasing harmony across national regulatory implementations, which, if adopted, will tend to have a positive impact on the Company.

In January 2007, Ofcom issued a statement in relation to a dispute between BT Group plc (“BT”) and Thus plc in relation to payment terms for certain wholesale services. The consequences of the determination required BT to amend, with effect from January 1, 2008, the rental terms for certain wholesale services in such a way that services are charged monthly in advance rather than quarterly in advance. With effect from January 2008, BT’s payment terms for Partial Private Circuit (“PPC”) products have been changed to monthly in advance rather than quarterly in advance, as was the case before January 2007, which has improved the Company’s cash flow each subsequent quarter.

As discussed in our 2007 annual report, in February 2007 Ofcom issued a report on the implementation of BT’s undertakings which raised concerns that BT had missed or was going to miss certain deadlines related to the delivery of “Equivalence of Inputs” (“EoI”) systems; these concerns are both in terms of the delay in moving to equivalence and the impact on future milestones. In June 2007, following a review of BT’s compliance with its obligation to physically separate all operational support systems by June 30, 2010, Ofcom placed new requirements on BT in relation to certain products, including access controls for and the migration of these products to physically separate systems by specific dates. Compliance with this initiative will be subject to external and internal audits. In October 2007, Ofcom agreed with BT to modify or relax certain undertakings relating to (i) certain procedural aspects of BT’s supply of broadband services; (ii) the applicability of certain backhaul EoI obligations during BT’s Next Generation Networks “Pathfinder” trial; and (iii) certain EoI obligations relating to short haul data services. In November 2007, BT’s Equality of Access Board published the results of its internal investigations into certain compliance matters which revealed three breaches concerning the use of non-EoI processes or systems for Openreach products by teams in BT. In a Regulatory Statement published in December 2007, Ofcom expressed a general level of satisfaction with BT’s progress towards full compliance with its various undertakings, although a number of specific concerns were highlighted in relation to service performance and new product development. In this Statement, Ofcom also noted that deployment of BT’s 21st Century Network has been subject to delays that have been unhelpful for the industry, and that BT would be obliged to produce a regular 3-month plan of record. On November 25, 2008, the BT Equality of Access Office issued a report of its internal compliance findings which identified concerns relating to the separation of BT’s Operational Support Systems (due for completion by June 2010) and Wholesale Line Rental product migrations to the BT Equivalence Management Platform (due for completion by March 2009) due to system development delays. The Company is unable to fully assess the impact of this on its results or operations but will continue to review the situation.

In March 2007, Ofcom issued a statement in relation to wholesale mobile voice call termination. As a consequence, a 4-year period of charge control has been introduced which will cap the average charges which all five UK mobile network operators (“MNOs”) may levy to terminate traffic originated on fixed networks. BT has appealed this Ofcom decision to the Competition Appeal Tribunal (“CAT”) seeking further reduction to the average charges. Hutchinson 3G (“H3G”) has also appealed this Ofcom decision and has additionally raised certain non-price issues with the CAT. In an order dated March 2008, the CAT referred those matters relating to the setting of prices to the Competition Commission. The Competition Commission is expected to complete its investigation into prices on or before January 9, 2009, subsequent to which, the CAT is expected to issue its decision. The Company is unable to fully assess the impact on its results or operations until the appeal process is concluded, but anticipates that the outcome will have either a positive or neutral impact on its business.

In July 2007, Ofcom published a series of determinations into disputes between BT and five MNOs regarding the price BT would be required to pay the MNOs for terminating calls on mobile handsets connected to their networks. These disputes relate to the period from September 2006 to March 2007 and the Ofcom determinations adversely affected the Company’s purchase of transit services from BT. While this impact is not believed to be material to the Company’s results or operations we are concerned that an unwelcome precedent may be set. The Company and others, including BT and two MNOs, have disputed the Ofcom determinations and our appeal was heard, along with others relating to regulation of mobile termination, at hearings of the CAT during January and February 2008. On May 20, 2008, the CAT handed down its judgment which upheld the appeal made by the Company and the adverse Ofcom Determinations have therefore been set aside. This judgment also included useful guidance to Ofcom and the market as to how future disputes might be resolved. A further judgment was handed down by the CAT on August 15, 2008 in which the CAT directed Ofcom to require the MNOs to set termination rates for the relevant period at levels which will be at or below the rates the Company has been charged. Consequently, and contingent upon whether or not the CAT’s judgment on rates can be successfully appealed, the Company anticipates a positive but not material impact on its results and operations. No further appeal relating to these charges has been filed. A final Order was issued by the CAT on November 18, 2008, which directed the specific financial terms under which BT and the five MNOs should settle. It is anticipated that the consequential settlement between the Company and BT will occur during December 2009 or early 2009.

In June 2004, Ofcom issued its findings in respect of a leased line market review (“initial review”). A follow up review was performed in 2007 and Ofcom commenced a formal consultation on policy issues in January 2008. At the time of its initial review, Ofcom concluded that BT was dominant in certain wholesale leased line markets, and introduced price controls in respect of the terminating segment. The preliminary findings in the current consultation indicate that Ofcom believes that market dominance exists in both the terminating and trunk segment markets although not in respect of certain high bandwidth services. While Ofcom had anticipated introducing a new set of price controls in September 2008 to cover the period from October 2008 until September 2012, BT announced in July 2008, that it intends to delay until late October the publication of its 2007/8 Regulatory Financial Statement, which had been due in July 2008. Consequently, the Company anticipates that Ofcom will not be able to introduce new price controls until April 1, 2009. BT has stated that if the price control regulation requires any changes to BT’s prices for these regulated products, then the price changes will have effect retrospectively from October 1, 2008. Ofcom has indicated that it intends to publish its final Statement in relation to the Business Communication Market Review together with a consultation on proposed charge control remedies during December 2008. In advance of this, on November 24, 2008, BT announced a number of price reductions on installation and rental charges for wholesale Ethernet services which are bought by the Company.

In June 2008, the Company filed a dispute with Ofcom in relation to the pricing of certain PPC products received from BT between June 2004 and April 2008. In July 2008, Ofcom announced that it had accepted the dispute for resolution. In August 2008, Ofcom announced it had amended the scope of the dispute to cover the period June 2004 to September 2008. A draft decision is expected to be issued by Ofcom before the end of 2008. The Company is unable to fully assess the impact on its results or operations until the dispute resolution process is concluded, but anticipates that the outcome will have either a positive or neutral impact on its business.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon the accompanying unaudited condensed consolidated financial statements, which have been prepared in accordance with applicable International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and IFRS adopted by the EU. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (“IASB”); however, the differences have no impact on the Company’s condensed consolidated financial statements for the periods presented. These financial statements are as of and for the three and nine month periods ended September 30, 2008 and have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) and, therefore, as permitted by IAS 34, certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. The application of IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures at the date of the financial statements and during the reporting period. Although these estimates are based on our knowledge of current events, actual amounts and our results could differ from those estimates. The estimates made are based on historical factors, current circumstances, and the experience and judgment of our management, who continually evaluate the judgments, estimates and assumptions and may employ outside experts to assist in such evaluations.

Certain of our accounting policies are deemed “critical,” as they are both most important to the financial statements presentation, and require management’s most difficult, subjective or complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. For a discussion of our critical accounting policies, see our 2007 annual report as management believes that there have been no significant changes regarding our critical accounting policies since such time.

Relationship with our Parent Company and its Affiliates

Operational Relationships

There have been no material changes in the nature of the related party transactions with Group Companies during the three and nine months ended September 30, 2008. See “Item 5 Operating and Financial Review and Prospects – Overview – Relationship with our Parent Company and its Affiliates – Operational Relationships” in our 2007 annual report. See note 6 to the attached condensed consolidated unaudited financial statements for details of operational transactions with related parties in the three and nine months ended September 30, 2007 and 2008.

Financial Relationships

There have been no material changes in the nature of the related party transactions with Group Companies during the three and nine months ended September 30, 2008. See “Item 5 Operating and Financial Review and Prospects – Overview – Relationship with our Parent Company and its Affiliates – Financial Relationships” in our 2007 annual report. See note 6 to the attached condensed consolidated unaudited financial statements for details of financial transactions with related parties in the three and nine months ended September 30, 2007 and 2008.

Results of Operations for the three months ended September 30, 2007 and 2008

The following table summarizes our consolidated income statements for the three months ended September 30, 2007 and 2008.

	Three Months Ended September 30,		Change	% Change
	2007	2008
	(in thousands)
Revenue	£72,624	£82,110	£9,486	13%
Cost of sales	(43,062)	(50,832)	(7,770)	(18)%

Gross profit	29,562	31,278	1,716	6%

Operating expenses:
Distribution costs	(3,885)	(4,905)	(1,020)	(26)%
Administrative expenses	(17,473)	(17,759)	(286)	(2)%

	(21,358)	(22,664)	(1,306)	(6)%

Operating profit	8,204	8,614	410	5%
Finance revenue	831	3,743	2,912	350%
Finance charges	(7,683)	(18,902)	(11,219)	(146)%
Tax charge	(746)	(97)	649	87%

Profit/(loss) for the period	£606	£(6,642)	£(7,248)	NM

NM— zero balances and comparisons from positive to negative numbers are not meaningful

Discussion of all significant variances

Revenue

	Three Months Ended September 30,		Change	% Change
	2007	2008
	(in thousands)
Enterprise	£60,173	£65,699	£5,526	9%
Carrier data	11,054	14,961	3,907	35%

	71,227	80,660	9,433	13%
Carrier voice	1,272	1,325	53	4%

Revenue from third party customers	72,499	81,985	9,486	13%
Revenue from other group companies	125	125	—	NM

Revenue from customers	£72,624	£82,110	£9,486	13%

NM—zero balances and comparisons from positive to negative numbers are not meaningful

Our consolidated revenues increased in the three months ended September 30, 2008 compared with the same period in 2007 primarily as a result of strong demand for broadband lease, enterprise voice services and IP virtual private network (“IP VPN”) data products. Despite current economic conditions, we continue to see strong interest in our IP services and as a result continue to win new business. Many government agencies and enterprises continue to refresh their more traditional technologies and take advantage of converged IP services. However, the telecommunications market in the UK remains highly competitive.

A number of our UK carrier customers continue to enhance both their mobile broadband and next generation networks. This is due in part to the success of mobile broadband products launched by them. This has presented us with increased selling opportunities as our customers upgrade bandwidth to accommodate the increase in traffic volumes. In addition to successfully cross-selling our products to the customers acquired with Fibernet, we have also been successful in cross-selling existing Fibernet products into our legacy customer base.

One of our principal customer relationships is with Camelot, the current holder of the license to operate the UK National Lottery. Camelot’s current license to operate the National Lottery expires in January 2009. On August 31, 2007, Camelot entered into an enabling agreement with the National Lottery Commission which officially appoints Camelot as operator of the National Lottery for a 10 year period from February 2009. On October 9, 2007, Camelot announced its intention to replace its existing landline-based ISDN network supplied by GCUK with a broadband satellite communications network supplied by another service provider. Camelot has begun the migration of the network and expects to complete it by the time our contract is due to expire in January 2009. Although the precise impact on GCUK will depend on the details and timing of Camelot’s actual network transition, we expect that revenue from our relationship with Camelot will decline substantially through the fourth quarter of 2008 and the first quarter of 2009. Our revenue from sales to Camelot in 2007 was approximately £26.0 million.

In the short term, we expect to see a marginal decline in our consolidated revenues as the Camelot network transition progresses. We anticipate that new orders already signed during 2008, and the strong demand that we continue to see, will mitigate that impact in the second half of 2009. In the medium term, we expect our operating results and cash flows to improve as a result of revenue growth and economies of scale associated with such growth, and from ongoing cost reduction initiatives to optimize our network and effectively lower unit costs. This revenue growth will depend on our ability to generate new revenue streams while managing attrition and erosion in existing contractual arrangements.

The Company’s order levels, which are a key indicator of continuing strength in customer demand for our services, remained healthy during the three months ended September 30, 2008. Sales order values is a metric used by management as a leading business indicator offering insight into near revenue trends. The gross value of these monthly recurring orders are estimated based on new business acquired without taking into account the effect of attrition or the replacement of existing services with new services or credits. Despite current economic conditions, we continue to see strong interest in our carrier data and IP services and as a result continue to win new business.

Cost of Sales

	Three Months Ended September 30,		Change	% Change
	2007	2008
	(in thousands)
Cost of access	£20,562	£25,881	£5,319	26%
Customer-specific costs(1)	7,210	10,534	3,324	46%
Depreciation and amortization	10,708	10,497	(211)	(2)%
Third-party maintenance	4,582	3,920	(662)	(14)%

	£43,062	£50,832	£7,770	18%

(1)	For operating leases and cost-plus arrangements only.

The increase in cost of access is primarily due to (i) additional traffic associated with both enterprise and carrier channel growth; and (ii) to a lesser extent, by the impact of reclassifying Fibernet customer connection costs from cost of access to depreciation and amortization in the third quarter of 2007.

The increase in customer-specific costs primarily relates to (i) an increase in costs associated with a significant contract, signed in the fourth quarter of 2007, in the government sector; and (ii) to a lesser extent, the cost of equipment sales in the third quarter of 2008 which were not present in the same period of 2007.

The decrease in depreciation and amortization is primarily due to the impact of reclassifying Fibernet customer connection costs, as described above, partially offset by additions to property, plant and equipment.

The decrease in third party maintenance is primarily due to the successful renegotiation, following the acquisition of Fibernet, of lower pricing under certain maintenance agreements.

Distribution Costs

The increase in our distribution costs in the third quarter of 2008 compared with the same period in 2007 was primarily due to higher staff costs as a result of (i) additional sales staff recruited earlier this year to take advantage of opportunities in the UK market; (ii) higher commissions paid to sales employees; and (iii) pay increases effective from the start of the current quarter.

Administrative Expenses

The increase in administrative expenses in the third quarter of 2008 compared with the same period in 2007 was primarily due to (i) pay increases effective from the start of the current quarter; and (ii) a less favorable foreign exchange rate movement on non-pounds sterling denominated balances in the third quarter of 2008 compared with the same period in 2007. This increase was partially offset by (i) a charge in the third quarter of 2007 related to the restructuring of a Fibernet facility in addition to a credit in the third quarter of 2008 as a result of sub leasing the property to a third party; and (ii) a lower deprecation charge on administrative assets in the three months ended September 30, 2008 compared to the same period in 2007.

Finance Revenue

The increase in finance revenue in the third quarter of 2008 compared with the same period of 2007 is primarily due to a more favorable exchange rate movement on the US dollar denominated intercompany loan with GCE in the third quarter of 2008 compared with the same period in 2007. Between June 30 and September 30, 2008 pound sterling weakened from $1.99 to $1.81 US dollars for £1 pound sterling compared to a relatively neutral movement over the same period in 2007.

Finance Charges

The increase in finance charges in the third quarter of 2008 compared with the third quarter of 2007 was primarily due to an unfavorable exchange rate movement on the US dollar denominated Senior Secured Notes in the third quarter of 2008 compared with the same period in 2007. Between June 30 and September 30, 2008 pound sterling weakened from $1.99 to $1.81 US dollars for £1 pound sterling compared to a relatively neutral movement over the same period in 2007. In 2004, the Company entered into a five year cross currency interest rate swap to minimize exposure of any US dollar to pound sterling currency conversion for the interest payments due on the US dollar denominated senior secured notes. The unfavourable exchange rate movement described above therefore impacts the carrying value of the US dollar denominated Senior Secured Notes and not interest payments on these Notes.

Taxation

During the three months ended September 30, 2007 and 2008, we recognized a current year tax charge of £0.3 million and £0.1 million, respectively. The charge is the amount payable under the tax sharing agreement for tax relief claimed from other UK entities of the GC Group.

During the three months ended September 30, 2007 we incurred a deferred tax charge of £0.5 million relating to the origination and reversal of temporary differences.

Results of Operations for the nine months ended September 30, 2007 and 2008

The following table summarizes our consolidated income statements for the nine months ended September 30, 2007 and 2008.

	Nine Months Ended September 30,		Change	% Change
	2007	2008
	(in thousands)
Revenue	£220,557	£241,185	£20,628	9%
Cost of sales	(132,508)	(149,052)	(16,544)	(12)%

Gross profit	88,049	92,133	4,084	5%

Operating expenses:
Distribution costs	(11,478)	(13,638)	(2,160)	(19)%
Administrative expenses	(54,499)	(52,343)	2,156	4%

	(65,977)	(65,981)	(4)	NM

Operating profit	22,072	26,152	4,080	18%
Finance revenue	2,919	5,823	2,904	99%
Finance charges	(23,245)	(36,276)	(13,031)	(56)%
Tax charge	(1,651)	(290)	1,361	82%

Profit/(loss) for the period	£95	£(4,591)	£(4,686)	NM

NM—zero balances and comparisons from positive to negative numbers are not meaningful

Revenue

	Nine Months Ended September 30,		Change	% Change
	2007	2008
	(in thousands)
Enterprise	£184,028	£193,547	£9,519	5%
Carrier data	32,247	43,001	10,754	33%

	216,275	236,548	20,273	9%
Carrier voice	3,907	4,262	355	9%

Revenue from third party customers	220,182	240,810	20,628	9%
Revenue from other group companies	375	375	—	NM

Revenue from customers	£220,557	£241,185	£20,628	9%

NM—zero balances and comparisons from positive to negative numbers are not meaningful

Our consolidated revenues increased in the nine months ended September 30, 2008 compared with the same period in 2007 primarily as a result of strong demand for broadband lease, enterprise voice services and IP VPN data products. In addition, included in the revenue for the nine months ended September 30, 2008 is approximately £1.3 million of revenue related to incremental billings as a result of a contract review of acquired Fibernet customers. Despite current economic conditions, we continue to see strong interest in our IP services and as a result continue to win new business. Many government agencies and enterprises continue to refresh their more traditional technologies and take advantage of converged IP services. However, the UK telecommunications market remains highly competitive.

A number of our UK carrier customers continue to enhance both their mobile broadband and next generation networks. This is due in part to the success of mobile broadband products launched by them. This has presented us with increased selling opportunities as our customers upgrade bandwidth to accommodate the increase in traffic volumes. In addition to successfully cross-selling our products to the customers acquired with Fibernet, we have also been successful in cross-selling existing Fibernet products into our legacy customer base.

One of our principal customer relationships is with Camelot, the current holder of the license to operate the UK National Lottery. Camelot’s current license to operate the National Lottery expires in January 2009. On August 31, 2007, Camelot entered into an enabling agreement with the National Lottery Commission which officially appoints Camelot as operator of the National Lottery for a 10 year period from February 2009. On October 9, 2007, Camelot announced its intention to replace its existing landline-based ISDN network supplied by GCUK with a broadband satellite communications network supplied by another service provider. Camelot has begun the migration of the network and expects to complete it by the time our contract is due to expire in January 2009. Although the precise impact on GCUK will depend on the details and timing of Camelot’s actual network transition, we expect that revenue from our relationship with Camelot will decline substantially through the fourth quarter of 2008 and the first quarter of 2009. Our revenue from sales to Camelot in 2007 was approximately £26.0 million.

In the short term, we expect to see a marginal decline in our consolidated revenues as the Camelot network transition progresses. We anticipate that new orders already signed during 2008, and the strong demand that we continue to see, will mitigate that impact in the second half of 2009. In the medium term, we expect our operating results and cash flows to continue to improve as a result of revenue growth and economies of scale associated with such growth, and from ongoing cost reduction initiatives to optimize our network and effectively lower unit costs. This revenue growth will depend on our ability to generate new revenue streams while managing attrition and erosion in existing contractual arrangements.

The Company’s order levels, which are a key indicator of continuing strength in customer demand for our services, remained healthy during the three months ended September 30, 2008. Sales order values is a metric used by management as a leading business indicator offering insight into near revenue trends. The gross value of these monthly recurring orders are estimated based on new business acquired without taking into account the effect of attrition or the replacement of existing services with new services or credits.

Cost of Sales

	Nine Months Ended September 30,		Change	% Change
	2007	2008
	(in thousands)
Cost of access	£65,246	£75,034	£9,788	15%
Customer-specific costs(1)	25,454	30,403	4,949	19%
Depreciation and amortization	28,006	30,719	2,713	10%
Third-party maintenance	13,802	12,896	(906)	(7)%

	£132,508	£149,052	£16,544	12%

(1)	For operating leases and cost-plus arrangements only.

The increase in cost of access is primarily due to additional traffic associated with both the enterprise and carrier customer wins described above.

The increase in customer-specific costs primarily relates to an increase in costs associated with a significant contract, signed in the fourth quarter of 2007, in the government sector, and, to a lesser extent, due to higher cost of equipment sales in the nine months ended September 30, 2007 when compared to the same period in 2008.

The increase in depreciation and amortization is primarily due to additions to property plant and equipment.

The decrease in third party maintenance is primarily due to the successful renegotiation, following the acquisition of Fibernet, of certain maintenance agreements.

Distribution Costs

The increase in our distribution costs in the nine months ended September 30, 2008 compared with the same period in 2007 was primarily due to (i) recruitment and payroll costs associated with the additional sales staff recruited earlier this year to take advantage of opportunities in the UK market; and (ii) higher commissions paid to sales employees and (iii) pay rises effective from the start of the current quarter.

Administrative Expenses

The decrease in administrative expenses in the nine months ended September 30, 2008 compared with the same period in 2007 was primarily due to (i) a lower intercompany management fee (comprising costs charged under the corporate services and shared services agreement) in the nine months ended September 30, 2008; and (ii) a lower depreciation charge on administrative assets in the nine months ended September 30, 2008 when compared to the same period last year. This decrease was partially offset by (i) a reduction in utility costs in the first quarter of 2007 as a result of a favorable settlement of prior year charges with a vendor; (ii) a charge in the third quarter of 2007 related to the restructuring of a Fibernet facility in addition to a credit in the third quarter of 2008 as a result of sub leasing the property to a third party; and (iii) a less favorable foreign exchange rate movement on non-pounds sterling denominated balances in the third quarter of 2008 compared with the same period in 2007

Finance revenue

The increase in finance revenue in the nine months ended September 30, 2008 compared with the same period in 2007 is primarily due to a more favorable exchange rate movement on the US dollar denominated intercompany loan with GCE in the third quarter of 2008 compared with the same period in 2007, partially offset by lower interest receivable on cash balances. Between December 31, 2007 and September 30, 2008 pound sterling weakened from $1.99 to $1.81 US dollars for £1 pound sterling compared to a relatively neutral movement over the same period in 2007.

Finance Charges

The increase in finance charges in the nine months ended September 30, 2008 compared with the same period in 2007 was primarily due to an unfavorable exchange rate movement on the US dollar denominated Senior Secured Notes in the third quarter of 2008 compared with the same period in 2007. Between December 31, 2007 and September 30, 2008 pound sterling weakened from $1.99 to $1.81 US dollars for £1 pound sterling compared to a relatively neutral movement over the same period in 2007. In 2004, the Company entered into a five year cross currency interest rate swap to minimize exposure of any US dollar to pound sterling currency conversion for the interest payments due on the US dollar denominated senior secured notes. The unfavourable exchange rate movement described above therefore impacts the carrying value of the US dollar denominated Senior Secured Notes and not interest payments on these Notes.

Taxation

During the nine months ended September 30, 2007 and 2008, we recognized a current year tax charge of £0.8 million and £0.3 million, respectively, which reflects an amount payable under the tax sharing agreement for tax relief claimed from other UK entities of the GC Group.

During the nine months ended September 30, 2007, we incurred a deferred tax charge of £0.9 million which included a charge of £0.4 million for the effect on the future value of the Company’s recognized deferred tax asset of the UK Government’s then proposal to reduce the UK corporation tax rate from 30% to 28% with effect from April 1, 2008.

Liquidity and Capital Resources

Financial Condition and Liquidity

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors (such as satisfactory resolution of contingent liabilities) that are beyond our control.

Based on our current level of operations and anticipated cost management and operating improvements, we believe our expected cash flow from operations, available cash and other sources of available financing, will be adequate to meet our future liquidity needs for at least the next twelve months.

There can be no assurance, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. Intra-quarter working capital variability and the timing of interest payments may impact our cash flows, such that our intra-quarter cash balances may drop to levels lower than that prevailing at the end of a given quarter. Furthermore, we cannot provide any assurances that the ongoing crisis in global capital markets will not have a material impact on our future operations and cash flows.

At September 30, 2008 our available liquidity consisted of £33.7 million of cash and cash equivalents. Our liquidity requirements arise primarily from capital expenditures, finance charges, and to a lesser extent, working capital requirements.

We may, from time to time, loan funds to our parent and other Group Companies. We cannot pay dividends to our shareholder, an indirect subsidiary of our parent, until such time as our accumulated realized profits exceed our accumulated realized losses. We do not expect this to occur for some time and any funds to be upstreamed to our parent or other Group Companies will continue to be in the form of intercompany loans. The terms of any intercompany loan made by us to our parent or other Group Companies are negotiated at the time the loans are made in light of our ongoing liquidity requirements, the restrictions contained in the covenants in the Indenture, the GCL Senior Secured Term Loan Facility (which facility requires any such future loans to be subordinated to the obligations thereunder of our parent or such other Group Companies) and the requirements of English law. At September 30, 2008, there was an outstanding intercompany loan balance of $50.4 million (equivalent to £27.9 million on that date) due to us which is guaranteed by GCL. This loan balance matures five business days prior to the December 15, 2014 scheduled maturity of the Senior Secured Notes, bears an effective interest rate of 13.5%, and is unsecured. Although the borrower may elect to repay early without penalty at any time, we may demand repayment only in the event of a default under the Indenture which would result in the accelerated repayment of the outstanding principal amount of Senior Secured Notes.

Within 120 days after the period ending December 31, 2005 and each 12 month period thereafter, the Company must offer to purchase a portion of the Senior Secured Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of the Operating Cash Flow (as defined in the Indenture) from that period (the “Annual Repurchase Offer”). Operating Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. In respect of the year ended December 31, 2007, the Company made an offer for and purchased £1.2 million of Notes. If the current year to date results were the results for the full year to December 31, 2008, the Company would be obliged to make an Annual Repurchase Offer of approximately £9.7 million, exclusive of accrued but unpaid interest.

During the nine months ended September 30, 2008, net cash provided by operating activities and investing activities was £18.1 million. In the medium term we expect our operating results and cash flows to continue to improve as a result of revenue growth including economies of scale associated with such growth, and from ongoing cost reduction initiatives to optimize our network and effectively lower unit costs. This revenue growth will depend on our ability to generate new revenue streams while managing the significant attrition and price erosion in existing contractual arrangements. Over time, we expect these improvements to more than offset the increased interest expense resulting from the significant increase to our debt balance since the acquisition of Fibernet and the issuance of the Additional Notes. Thus, in the long-term we expect to increase our cash flow from operating activities. In addition, following the substantial completion of capital expenditures required by a large network construction contract for a leading mobile network operator and certain other network enhancements in 2007, cash used in investing activities has decreased in the nine months ended September 30, 2008 compared with the same period in 2007. In the future we may incur greater than anticipated capital expenditures where favorable business opportunities are presented. In the short term we expect to continue to use finance leases and other forms of equipment financing and cash on hand to meet our cash needs. Although operational constraints require us to maintain a significant minimum cash balance, we believe that our cash balance will be sufficient to enable us to reach the point of generating positive cash flows from operating and investing activities in the longer term.

Our cash flow expectations are based in part on arranging capital leases and other forms of equipment financing. Our ability to arrange such financing will depend on credit market conditions, which have continued to tighten over the last year due to the ongoing crisis in global capital markets. If we are unable to arrange such financings, we may not be able to make all necessary or desirable capital and other expenditures to run and grow our business.

In 2007 we signed an agreement for a £5.0 million finance lease facility, of which £2.0 million had been drawn down as at September 30, 2008. The remaining £3.0 million of this facility is no longer available for drawdown. Interest on this facility is incurred at the lenders’ cost of funds plus 6.25%, with a repayment period of 3 years from date of draw down. The amounts currently drawn down bear interest at rates between 12.29% and 12.56%, with lease repayments being made until September 2010.

In the first quarter of 2008, we signed an agreement for a £3.9 million finance lease facility, of which none had been drawn down as at September 30, 2008, but which is available for draw down until December 31, 2008. Interest on this facility is incurred at the lenders’ cost of funds plus 5.25%, with lease repayments being made until February 2011.

Cash Flow Activity

The table below shows our net cash flow for the nine months ended September 30, 2007 and 2008.

	Nine Months Ended September 30,		Change	% Change
	2007	2008
	(in thousands)
Net cash provided by operating activities	£14,134	£31,302	£17,168	121%
Net cash used in investing activities	(21,611)	(13,174)	8,437	39%
Net cash used in financing activities	(2,395)	(8,350)	(5,955)	(249)%

Net (decrease)/increase in cash and cash equivalents	£(9,872)	£9,778	£19,650	NM

NM—zero balances and comparisons from positive to negative numbers are not meaningful

Net Cash Flow from operating activities

During the nine months ended September 30, 2008, net cash provided by operating activities increased £17.2 million to £31.3 million when compared with the same period in 2007. The increase is primarily due to our efforts in the first quarter of 2007 to significantly reduce days payable outstanding with key access vendors and to additional cash flows generated from cash collections on growth in revenues.

Net Cash Flow from investing activities

During the nine months ended September 30, 2008, net cash used in investing activities decreased £8.4 million to £13.1 million compared with the same period in 2007. The decrease is primarily due to the substantial completion of the capital expenditures required by the delivery of a large network construction contract for a leading mobile network operator and certain other network enhancements in 2007.

Net cash flow from financing activities

During the nine months ended September 30, 2008, net cash used in financing activities increased £6.0 million to £8.3 million when compared with the same period in 2007. The increase is primarily due to (i) repayment to the Company of an intercompany loan balance, in full, in the second quarter of 2007; and (ii) the completion of the excess cash offer in respect of the year ended December 31, 2007 during the second quarter of 2008.

Indebtedness

At September 30, 2008, we had £259.9 million of outstanding indebtedness, consisting of £258.9 million of Senior Secured Notes and £1.0 million in respect of other debt obligations. We were in compliance with all covenants in the Indenture as at September 30, 2008.

We have capitalized commitments for property, plant and equipment that qualify as obligations under finance leases. At September 30, 2008, a total of £23.0 million was outstanding in respect of finance lease obligations. Our lease with Network Rail, the largest of our finance leases, includes fiber and equipment on the rail network. At September 30, 2008, the total liability under the Network Rail lease was £14.4 million, a decrease in our liability of £2.5 million during the nine months ended September 30, 2008. Our other finance leases have a total liability of £8.6 million outstanding and include leases of voice equipment supporting various customers. Obligations under finance leases are recognized as current and non current liabilities in the condensed consolidated balance sheets.

Contractual Cash Commitments

During the nine months ended September 30, 2008 we did not enter into any material contractual cash commitments.

Credit risk

We are subject to concentrations of credit risk in our trade receivables. Substantially all our customers are UK based, both large and small, and operate in a number of different industries. As of September 30, 2008 and December 31, 2007, the receivables related to our carrier sales channel represented approximately 24.9% and 11.9%, respectively, of our consolidated receivables. Also as at September 30, 2008 and December 31, 2007, the receivables due from various agencies of the UK Government together represented approximately 34.7% and 49.7%, respectively, of our consolidated receivables.

Item 3. Controls and Procedures

Review of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports filed under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Although not required by Rule 13a-15 under the Exchange Act, in connection with the preparation of this quarterly report, our management, with the participation of our Managing Director (the principal executive officer) and Chief Financial Officer (the principal financial officer), have evaluated the effectiveness of our disclosure controls and procedures. Based upon management’s evaluation, our Managing Director and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of September 30, 2008.

Changes in Internal Control over Financial Reporting

During the third quarter of 2008, there were no material changes in our internal control over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/S/ ANTHONY D. CHRISTIE
Name:	Anthony D. Christie
Title:	Managing Director

Date: December 11, 2008